Exhibit 99.2

VERUS INTERNATIONAL INC.

9841 Washingtonian Blvd. #390

Gaithersburg MD 20878

May 30, 2019

ARJ Consulting LLC

1188 Willis Avenue #821

Albertson NY 11507

Attn: Andrew Garnock, Manager

Dear Andrew:

Reference is hereby made to that certain Convertible Note, dated February 8, 2019, issued by Verus International, Inc. (“Verus”, “us”) in favor of you (the “Note”). Capitalized terms used herein that are not defined herein shall have the meanings given them in the Note or in the accompanying Stock Purchase Agreement of even date (“Original SPA”). By its terms, the Note is convertible into shares of our common stock at a rate determined by reference to the closing price per share of such common stock during the 30-day period prior to exercise. You have recently expressed a desire to purchase additional shares of our common stock pursuant to a separate Stock Purchase Agreement (“SPA”) of even date. Nothing contained herein shall be deemed in any way to be a waiver or in derogation of any of your rights under the Original SPA, nor a waiver of the right to seek cure of any Event of Default (whether existing or in the future) thereunder, to the extent possible or applicable.

Conversion of the Note in full, at its original face value of $1,250,000 and at its original rate of interest of 8% per annum, is in Verus’ best interests, as it wishes to increase its equity and decrease debt. Verus appreciates your investment therein via the SPA. Therefore, notwithstanding anything to the contrary in the Note or in any Transaction Document, and in consideration of your executing the SPA, and converting the Note in full, which conversion shall occur automatically and without any further action from you within three (3) Trading Days of the date hereof, we agree that, Verus hereby amends the “Conversion Price” (as defined in the Note) to a fixed amount of $0.0025. In addition, the parties hereto agree that Section 4(c) of the Note shall be deleted in its entirety. No other provision of the Note is affected hereby.

Additionally, reference is made to that certain Warrant to Purchase Common Stock, also dated February 8, 2019 (“Warrant”). Pursuant to Section 1(b) of the Warrant, and notwithstanding anything else contained in the Warrant to the contrary, given the right to convert the Note as set forth in this letter agreement at a fixed Conversion Price of $0.0025 per share, the “Exercise Price” (as defined in the Warrant) is hereby set at $0.0025 per share, subject to adjustment as set forth elsewhere in the Warrant. In addition, the parties agree that the Warrant shall be exercisable for 500,000,000 shares of the Company’s common stock. No other provision of the Warrant is affected hereby.

Please confirm your agreement with the above by signing below where indicated. Thank you.

Very truly yours,
VERUS INTERNATIONAL, INC.

By:	/s/ Anshu Bhatnagar
Name: Anshu Bhatnagar
Title: Chief Executive Officer

ACCEPTED AND AGREED TO:

ARJ CONSULTING LLC

By:	/s/ Andrew Garnock
Name: Andrew Garnock
Title: Manager

[Signature Page to Letter Agreement]